Exhibit 99.1

Regulated information	23 June 2016, 7.30 CET

Invitation to the Special and Extraordinary Shareholders’ Meetings of

26 July 2016 - Nomination of Mary Kerr for Galapagos’ Board of Directors

Mechelen, Belgium; 23 June 2016 – Galapagos NV (Euronext & NASDAQ: GLPG) has the honor to invite its Shareholders, Warrant Holders, Directors and Statutory Auditor to its Special and Extraordinary Shareholders’ Meetings that will be held on Tuesday 26 July 2016 at 2 pm CET at the offices of notary public Matthieu Derynck (Van Halteren, associated notaries public, Rue de Ligne 13, 1000 Brussels).

Galapagos announces that Dr. Mary Kerr has been nominated to join the Board of Directors of Galapagos, subject to shareholder approval during the Special Shareholders’ Meeting on 26 July 2016. Dr. Kerr, a UK national, is Chief Executive Officer and Director at NeRRe Therapeutics. Prior to her appointment at NeRRe, Mary held a range of senior leadership roles at GSK over more than 20 years, most recently as Senior Vice President and Global Franchise leader for the Immuno-inflammation and Infectious Diseases franchise. Mary was a founding member and on the Corporate Executive team of ViiV Healthcare where she led a turnaround in the performance of the HIV business in Europe. She has spent the majority of her career on the R&D commercial interface in global strategy and regional operational roles, predominantly in the specialty and orphan space. Mary gained a Ph.D. in Pharmacology at the University of Bradford, did post-doctoral research at the Michigan Cancer Foundation in Detroit and has an MBA from the University of Kingston. She is also an Operating Partner with Advent Life Sciences, one of NeRRe Therapeutics’ investors, since

October 2015.

In order to be admitted to the Shareholders’ Meetings, the holders of securities issued by the Company must comply with article 536 of the Belgian Companies Code and article 29 of the Company’s articles of association, and fulfill the formalities described in the convening notices.

The convening notice and other documents pertaining to the Shareholders’ Meetings can be consulted at www.glpg.com/shareholders-meetings.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 2, Phase 1, pre-clinical and discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people’s lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 440 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784	+31 6 53 591 999
communications@glpg.com

Paul van der Horst
Director IR & Business Development
+31 6 53 725 199
ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.